UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-168713

Bureau of Fugitive Recovery, Inc.

(Exact name of registrant as specified in its charter)

132 W. 11th Avenue

Denver, CO 80204

(720) 266-6996

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock

(Title of each class of securities covered by this Form)

Not Applicable

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)

[x]

Rule 12g-4(a)(2)

[ ]

Rule 12h-3(b)(1)(i)

[ ]

Rule 12h-3(b)(1)(ii)

[ ]

Rule 15d-6

[ ]

   Approximate number of holders of record as of the certification or notice date: 39

Explanatory Note:

Bureau of Fugitive Recovery, Inc. is filing this Form 15/A for the purpose of withdrawing the Form 15 filed by the Company with the Securities and Exchange Commission on March 15, 2012.

The registrant believes that withdrawal of the Form 15 is consistent with the public interest and the protection of investors.  The Form 15 was filed based upon a miscommunication between the company, its corporate counsel, and the market maker for its common stock.  The company intends to implement stricter internal controls to prevent any similar events from occurring in the future.  The company will disclose the deficiency in its internal controls in the next filing as appropriate.

   Pursuant to the requirements of the Securities Exchange Act of 1934, Bureau of Fugitive Recovery, Inc. has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March 16, 2012

By: /s/Jay Kelman

Jay Kelman

Chief Executive Officer

Chief Financial Officer